                                                                   Exhibit 12

                         Delmarva Power & Light Company

                       Ratio of Earnings to Fixed Charges
                       ----------------------------------
                             (Dollars in Thousands)
                             ----------------------

                               12 Months
                                Ended                        Year  Ended  December  31,
                             September 30,    ---------------------------------------------------------
                                 1996            1995        1994        1993        1992        1991
                             -------------    ---------   ---------   ---------   ---------   ---------
Net income (1)                    $114,426     $117,488    $108,310    $111,076     $98,526     $80,506
                             -------------    ---------   ---------   ---------   ---------   ---------

Income taxes (1)                    74,882       75,540      67,613      67,102      54,834      43,249
                             -------------    ---------   ---------   ---------   ---------   ---------

Fixed charges:
  Interest on long-term
   debt                             69,130       65,572      61,128      62,651      66,976      68,133
  Other interest                    11,950       10,353       9,336       9,245       8,449      10,192
                             -------------    ---------   ---------   ---------   ---------   ---------
   Total fixed charges              81,080       75,925      70,464      71,896      75,425      78,325
                             -------------    ---------   ---------   ---------   ---------   ---------

Nonutility capitalized
  interest                            (309)        (304)       (256)       (246)       (231)       (143)
                             -------------    ---------   ---------   ---------   ---------   ---------

Earnings before income
  taxes and fixed
  charges                         $270,079     $268,649    $246,131    $249,828    $228,554    $201,937
                             =============    =========   =========   =========   =========   =========

Ratio of earnings to
  fixed charges                       3.33         3.54        3.49        3.47        3.03        2.58

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long-and short-term debt, amortization of debt discount, premium, and expense, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals.

(1) Net income and income taxes related to the cumulative effect of a change in accounting for unbilled revenues recorded in 1991 are excluded from the computation of this ratio.

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